SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 3, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated August 2, 2006 announcing first half results.

August 2nd, 2006

GROUPE DANONE

2006 first-half results

A very strong increase in like-for-like sales

and underlying earnings per share

•	Excellent like-for-like sales growth in 2nd-quarter 2006: +8.9%
•	Best ever half for sales growth at +9%
•	Trading operating margin increased +30 basis points on a like-for-like basis
•	Very strong increase in underlying EPS: +25% (fully diluted from continuing activities)
•	Like-for-like sales growth objective for 2006 raised: +7% to +8%
•	Trading operating margin progression objective confirmed (+20 to +40 basis points on a like-for-like basis)

Commenting on the publication of the Group’s first-half results, Franck Riboud, Chairman and CEO of Groupe DANONE said:

“First half 2006 performance is the strongest ever in the Group’s history in terms of like-for-like growth. Key to this success has been our geographic expansion and new frontiers approach, the fast roll out of our brands delivering health benefits and our constant commitment to innovate. After several years of strong growth, we are confident in the Group’s ability to continue to grow at a similar rate in 2006. The Group is in good shape to make further progress with clearly defined strategic and operational priorities supported by the energy and commitment of our staff worldwide.”

The Board of Directors of Groupe DANONE, meeting on August 1st 2006, approved the first half 2006 consolidated accounts reviewed by the auditors.

For further information : Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95	1

Financial highlights for 2006 half-year results for Groupe DANONE are as follows:

Key figures	H1 2005	H1 2006	Growth
(€ millions)
Sales	6,437	7,217	+9% [1]

Trading operating income	857	972	+13.4%

Trading operating margin	13.31%	13.46%	+30 bps [1]

Underlying net income from continuing activities	502	614	+22.3%

Underlying EPS fully diluted from continuing activities	€2.00	€2.50	+25%

Net income attributable to the parent	346	704

Free Cash Flow [2]	509	732

[1]	At constant scope of consolidation and exchange rates
[2]	Cash from operations less capital expenditures (net of disposals) and change in working capital

1. Like-for-like sales growth in 2nd quarter: +8.9%

In the first half, like-for-like sales growth by business line and by geographical area were as follows:

	Q1 2006	Q2 2006	H1 2006
By business line
Fresh Dairy Products	+ 9.5%	+ 8.5%	+ 9.0%
Beverages	+11.8%	+12.4%	+12.1%
Biscuits & Cereal Products	+ 3.5%	+ 4.4%	+ 3.9%
By geographical area
Europe	+ 4.3%	+ 4.7%	+ 4.5%
Asia	+17.9%	+17.7%	+17.8%
Rest of World	+16.5%	+15.6%	+16.0%
Group	+ 9.0%	+ 8.9%	+ 9.0%

The performance of the second quarter, in line with the first quarter, results from an improved momentum in the French activities and from a continuing robust growth in Asia, in North and South America and in Eastern Europe.

For further information : Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95	2

On a reported basis, 2nd quarter sales increased +9.5%. Changes in exchange rates had a negative impact of -0.2% and changes in the scope of consolidation a positive impact of +0.8%.

Like-for-like sales growth of +8.9% in the 2nd quarter reflects a +6.4% rise in volume and a +2.5% rise in value.

First half 2006

Consolidated net sales of Groupe DANONE amounted to € 7,217 million in the first half of 2006 compared to € 6,437 million in the first half of 2005, an increase of +12.1% on a reported basis.

Change in exchange rates had a positive impact of +2.3%. Changes in the scope of consolidation had a positive impact of +0.8%.

Like-for-like sales were up +9.0%, resulting from a +6.8% rise in volume and a +2.2% rise in value.

Sales growth by business line and by geographical area are as follows:

(€ millions)	H1 2005	H1 2006
By business line
Fresh Dairy Products	3,504	3,967
Beverages	1,772	2,045
Biscuits & Cereal Products	1,161	1,205
By geographical area
Europe	4,120	4,322
Asia	1,119	1,356
Rest of World	1,198	1,539
Group	6,437	7,217

2. Trading operating margin up +30 basis points on a like-for-like basis

The trading operating margin rose from 13.31% in the first half of 2005 to 13.46% in the first half of 2006 on a reported basis.

On a like-for-like basis the Group trading operating margin increased +30 basis points, driven by the Fresh Dairy Products and the Biscuits divisions. The Beverages division continued to be negatively impacted by the input costs increase in Asia.

Profitability has continued to grow in Europe and in the Rest of the World at a sustained rate.

For further information : Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95	3

Trading operating income by business line and geographical area is as follows:

By business line	Trading operating income		Trading operating margin
(€ millions)	H1 2005	H1 2006	H1 2005	H1 2006	Growth [1]
Fresh Dairy Products	507	573	14.5%	14.5%	+49 bp
Beverages	242	263	13.7%	12.9%	-31 bp
Biscuits & Cereal Products	153	162	13.2%	13.5%	+49 bp
Unallocated Items	(45)	(26)	-
Group	857	972	13.3%	13.5%	+30 bp

By geographical area	Trading operating income		Trading operating margin
(€ millions)	H1 2005	H1 2006	H1 2005	H1 2006	Growth [1]
Europe	638	687	15.5%	15.9%	+ 63 bp
Asia	127	132	11.3%	9.7%	-122 bp
Rest of World	137	179	11.4%	11.7%	+115 bp
Unallocated Items	(45)	(26)	-
Group	857	972	13.3%	13.5%	+30 bp

[1]	At constant scope of consolidation and exchange rates

The progression achieved both in reported sales and operating margin led to a trading operating income growth of +13.4%.

Trading operating income analysis

(€ millions)	H1 2005	% Sales	H1 2006	% Sales
Sales	6,437		7,217
Cost of goods sold	(3,280)	51.0%	(3,673)	50.9%
Selling expenses	(1,657)	25.7%	(1,898)	26.3%
Other	(643)	10.0%	(672)	9.3%
Trading operating income	857	13.3%	972	13.5%

For further information : Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95	4

3. Very strong increase in underlying EPS: +25% (fully diluted from continuing activities)

Underlying net income from continuing activities amounted to € 614 million in the first half of 2006, compared to € 502 million in the first half of 2005, an increase of +22.3%.

Net income attributable to the parent company amounted to € 704 million in the first half of 2006. It includes the following non-current items:

•	The capital gain on the disposal of the Sauces activities in Asia (Amoy) for an amount of € 152 million,
•	The capital gain from the disposal of the Biscuits activities in New Zealand (Griffins) for an amount of € 40 million,
•	An impairment charge of € 130 million related to HOD activities in Europe.

Underlying Earnings Per Share from continuing activities (fully diluted) were up +25%, from € 2 in the first half of 2005 to € 2.50 in the first half 2006, resulting from both the increase in trading operating income and lower financial charges.

(€ millions)	H1 2005	H1 2006
TRADING OPERATING INCOME	857	972
Other operating items	0	16
OPERATING INCOME	857	988
Cost of net debt	(67)	(18)
Other financial items	(17)	(11)
Income tax	(219)	(245)
NET INCOME OF CONSOLIDATED COMPANIES	554	714
Net income (loss) of affiliates	(133)	(64)
Net income of discontinued activities	23	157
NET INCOME	444	807
Attributable to the parent	346	704
Attributable to minority interests	98	103

(€ millions)	H1 2005	H1 2006
UNDERLYING NET INCOME from continuing activities	502	614 +22.3%
+ Non current net income from continuing operations	(179)	(67)
+ Net income from discontinued operations	23	157
= NET INCOME ATTRIBUTABLE TO THE PARENT	346	704

For further information : Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95	5

4. Financing

Free Cash Flow amounted to € 732 million in the first half of 2006 (or 10.1% of sales), showing a strong growth compared to the 1st half 2005, driven both by the increase in Cash from Operations and further optimisation of Working Capital.

Capital expenditure was € 246 million in the first half of 2006, compared to € 228 million in the same period of 2005.

Financial investment amounted to € 325 million in the first half of 2006. Disposals of activities or participations amounted to € 583 million.

The share buy-back amounted to € 325 million in the first half of 2006.

Net debt decreased from € 3,572 million at the end of December 2005 to € 3,411 million at the end of June 2006.

Equity (including minorities) amounted to € 5,455 million at the end of June 2006 compared to € 5,621 million at the end of December 2005.

5. 2006 Financial objectives

Based on its performance in the 1st half of 2006, Groupe DANONE is confident in its ability to achieve for the full year 2006:

•	like-for-like sales growth between +7% and +8%
•	a trading operating margin progression of +20 to +40 basis points (on a like-for-like basis)
•	growth in underlying earnings per share from continuing activities of approximately +15%

o o O o o

Furthermore, Groupe DANONE Board of Directors has decided on August 1st, 2006, pursuant to the authorization granted by the Annual General Meeting held on April 22nd, 2005, to cancel 1.4 million of treasury stocks (corresponding to a reduction of € 700,000 of capital)

Following this operation, the authorized capital of Groupe DANONE is made of € 131,732,373 and is divided into 263 464 746 shares.

o o O o o

9-months sales for 2006 will be released on October 17, 2006.

For further information : Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95	6

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further information : Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95	7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: August 3, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer